N-SAR Item 77C Exhibit

UTILITIES AND HIGH INCOME FUND

SPECIAL MEETING OF SHAREHOLDERS
On January 8, 2009, the Annual Meeting of shareholders of the Fund was held to consider a number of proposals.
On October 10, 2008, the record date of the meeting, the Fund had $95,670,547 of net assets outstanding of which $57,807,536 (60.42%) of net assets were represented at the meeting.

The votes recorded at the meeting, by proposal, were as follows:

Proposal 1  Election of Trustees:
Net Assets Voted Net Assets Vote
			For 		Withheld
Charles A. Austin III 	$54,558,379 	$3,249,157
Carol A. Kosel 		$54,743,116 	$3,064,420
Gerald M. McDonnell 	$54,541,515 	$3,266,021
Richard J. Shima 	$54,494,280 	$3,313,256

Proposal 2 To amend the Funds fundamental investment restriction concerning lending:
Net Assets voted For $40,862,997
Net Assets voted Against $ 3,487,973
Net Assets voted Abstain $ 1,485,567

Proposal 3a To consider and act upon a new investment advisory agreement withEvergreen Investment Management
Company, LLC:
Net Assets voted For $42,026,515
Net Assets voted Against $ 2,513,980
Net Assets voted Abstain $ 1,296,032

Proposal 3b To consider and act upon a new sub-advisory agreement with Crow Point Partners, LLC:
Net Assets voted For $41,572,506
Net Assets voted Against $ 2,912,728
Net Assets voted Abstain $ 1,351,293

Proposal 3c To consider and act upon a new sub-advisory agreement with Tattersall Advisory Group, Inc:
Net Assets voted For $41,617,235
Net Assets voted Against $ 2,806,725
Net Assets voted Abstain $ 1,412,567